Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

January 24, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	IRSA Investments and Representations Inc., Form 20-F for Fiscal Year ended June 30, 2012

Filed October 31, 2012, File No. 001-13542

Dear Ms. Monick:

On behalf of IRSA Investments and Representations Inc. (the “Company”) and further to our recent telephonic discussions relating to the above-referenced annual report of the Company originally submitted on October 31, 2012, pursuant to the Securities Act of 1934, as amended, we are responding to the Staff’s request for a translation of the Company’s contract with TGLT.
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Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

Very truly yours,

IRSA Inversiones y Representaciones S.A.

January 24, 2014	By:	/s/ Jaime Mercado
cc:	Matías Gaivironsky
Leonardo Magliocco